SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            SCHEDULE 13G

       INFORMATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1)

                     THE SPORTS AUTHORITY, INC.
                          (NAME OF ISSUER)

               COMMON STOCK, PAR VALUE $.01 PER SHARE
                   (TITLE OF CLASS OF SECURITIES)

                            849176 10 2
                           (CUSIP NUMBER)

          Check the following box if a fee is being paid with the statement:( ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            Schedule 13G

  CUSIP No. 849176 10 2

 (1)   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Kmart Corporation; I.R.S. Identification No. 38-0729500

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) ( )
                                                           (b) ( )

 (3)   SEC USE ONLY

 (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

               Michigan

                         (5)   SOLE VOTING POWER
                                    Not applicable

                         (6)   SHARED VOTING POWER
                                    Not applicable
     NUMBER OF SHARES
       BENEFICIALLY      (7)   SOLE DISPOSITIVE POWER
        OWNED BY                    Not applicable
     EACH REPORTING
       PERSON WITH       (8)   SHARED DISPOSITIVE POWER
                                    Not applicable

 (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Not applicable

 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                ( )

 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   Not applicable

 (12)  TYPE OF REPORTING PERSON
             CO



     This Amendment No. 1 to Schedule 13G is being filed by Kmart
Corporation ("Kmart") to reflect that on October 6, 1995, Kmart disposed of its entire interest in The Sports Authority, Inc.

     ITEM 1(A).     NAME OF ISSUER:

                    The Sports Authority, Inc.

     ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    3383 N. State Road 7
                    Ft. Lauderdale, Florida 33319

     ITEM 2(A).     NAME OF PERSON FILING:

                    Kmart Corporation

     ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,
                    IF NONE, RESIDENCE:

                    3100 West Big Beaver Road
                    Troy, Michigan 48084

     ITEM 2(C).     CITIZENSHIP:

                    Michigan corporation

     ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.01 per share

     ITEM 2(E).     CUSIP NUMBER:

                    849176 10 2

     ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO
                    RULE 13d-1(b), OR 13d-2(b), CHECK
                    WHETHER THE PERSON FILING IS A:

                    (a) ( )   Broker or dealer registered
                              under Section 15 of the Act,

                    (b) ( )   Bank as defined in Section
                              3(a)(6) of the Act,

                    (c) ( )   Insurance Company as defined
                              in Section 3(a)(19) of the
                              Act,

                    (d) ( )   Investment Company registered
                              under Section 8 of the
                              Investment Company Act,

                    (e) ( )   Investment Adviser registered
                              under Section 203 of the
                              Investment Advisers Act of
                              1940,

                    (f) ( )   Employee Benefit Plan, Pension
                              Fund which is subject to the
                              provisions of the Employee
                              Retirement Income Security Act
                              of 1974 or Endowment Fund; see
                              13d-1(b)(1)(ii)(F),

                    (g) ( )   Parent Holding Company, in
                              accordance with Rule 13d-
                              1(b)(ii)(G); see Item 7,

                    (h) ( )   Group, in accordance with Rule
                              13d-1(b)(1)(ii)(H).

     ITEM 4.   OWNERSHIP.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               The following amounts do not include shares of Common Stock owned by officers and directors of Kmart Corporation in their individual capacity, the beneficial ownership of which is disclaimed by Kmart Corporation.

               (a)  Amount beneficially owned:

                    Not applicable.

               (b)  Percent of Class:

                    Not applicable.

               (c) Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the
                         vote:  Not applicable.

                   (ii)  Shared power to vote or to direct
                         the vote:  Not applicable.

                  (iii)  Sole power to dispose or to direct
                         the disposition of:  Not
                         applicable.

                   (iv)  Shared power to dispose or to
                         direct disposition of:  Not
                         applicable.

     ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
               (X)

     ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
               OF ANOTHER PERSON.

               Not applicable.

     ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
               SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

     ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
               OF THE GROUP.

               Not applicable.

     ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

     ITEM 10.  CERTIFICATION.

               Not applicable.


                            SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     October 31, 1995
                                          (Date)

                                   /s/ Anthony N. Palizzi
                                        (Signature)
                                    Anthony N. Palizzi
                                    Executive Vice President
                                    and General Counsel
                                     (Name/Title)

          Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
     U.S.C. 1001).